UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58155/July 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13044

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In the Matter of	:	
	:	
GSI SECURITIZATION LTD.	:	ORDER MAKING FINDINGS AND
(n/k/a GSI SECURITIZATION, INC.),	:	REVOKING REGISTRATIONS BY
INTERLIANT, INC.,	:	DEFAULT
(n/k/a I SUCCESSOR CORP.),	:	
NAMIBIAN MINERALS CORP.,	:	
NIX CO., LTD.,	:	
NUMBER NINE VISUAL	:	
TECHNOLOGY CORP., and	:	
ONCOR, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 27, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by June 3, 2008. The time for filing Answers has expired and no Answers have been received.

By Order dated June 19, 2008, I directed Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. Respondent GSI Securitization Ltd., n/k/a GSI Securitization, Inc., submitted a settlement offer which the Commission accepted on July 14, 2008. No responses to the Order to Show Cause have been filed by the other five Respondents and the time for filing has expired. Accordingly, these five Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Interliant, Inc., n/k/a I Successor Corp. (ILNTQ) (CIK No. 1065910), is a Delaware corporation located in Purchase, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ILNTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2002, which reported a net loss of $48,913,266 for the prior year. On August 5, 2002, ILNTQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was closed on July 25, 2006. In May 2003, the company instructed its transfer agent to halt trading in the company's stock following the sale of all the company's assets and the termination of its operations. On May 21, 2003, the company changed its name to I Successor Corp. with the State of Delaware without disclosing that change in periodic reports or recording it in the Commission's EDGAR database, as required by Commission rule. As of May 14, 2008, the common stock of ILNTQ was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). The common stock of ILNTQ had an average daily trading volume of 11,688 shares for the six months ended March 7, 2008.

Namibian Minerals Corp. (NMCOF) (CIK No. 1032082) is a Yukon corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). NMCOF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of $56,028,000 for the prior year. As of May 14, 2008, the common stock of NMCOF was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). The common stock of NMCOF had an average daily trading volume of 18,600 shares for the six months ended March 7, 2008.

Nix Co., Ltd. (Nix) (CIK No. 856999), is a void Delaware corporation located in Huntington Valley, Pennsylvania, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Nix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1999, which reported a net loss of $1,173,325 for the prior year.

Number Nine Visual Technology Corp. (Number Nine) (CIK No. 936448) is a Delaware corporation located in Lexington, Massachusetts, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Number Nine is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 2, 1999, which reported a net loss of $6,962,000 for the prior nine months. On December 20, 1999, Number Nine filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts. This proceeding was terminated on April 22, 2003.

Oncor, Inc. (ONCR) (CIK No. 806637), is a forfeited Maryland corporation located in Rockville, Maryland, with common stock and warrants registered with the Commission pursuant to Exchange Act Section 12(g). ONCR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1999, which reported a net loss of $982,000 for the prior six months. On February 26, 1999, ONCR filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware. The proceeding was terminated on April 19, 2004. As of May 14, 2008, the common stock of ONCR was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). The common stock of ONCR had an average daily trading volume of 125,021 shares for the six months ended January 4, 2008.

These five Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K, 10-KSB, or 20-F), and Rule 13a-13 requires domestic issuers to file quarterly reports (Forms 10-Q or 10-QSB). Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Interliant, Inc., n/k/a I Successor Corp., Namibian Minerals Corp., Nix Co., Ltd., Number Nine Visual Technology Corp., and Oncor, Inc., are revoked.

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James T. Kelly
Administrative Law Judge